[ODYSSEYRE LETTERHEAD]
February 13, 2008
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549, Mail Stop 6010
Attn:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Odyssey Re Holdings Corp. Form 10-K for the fiscal year ended December 31, 2006 File No. 1-16535
Dear Mr. Rosenberg:
     Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”) responded by letter dated January 8, 2008 (the “Response”) to the comment letter dated December 18, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned filing. Pursuant to a recent discussion with the Commission’s Staff Attorney, Ms. Sonia Barros, OdysseyRe respectfully submits the following information, supplementing the Company’s Response.
     For ease of reference, the text of the Staff’s comment and the Company’s Response is included immediately below, followed by the supplemental information:
General
     We note that you relied on five reinsurance brokerage firms for 61.8% of your reinsurance gross premiums. Please tell us if you have any agreements or arrangements with these brokers. If you do have any agreements or arrangements, please provide us with an analysis supporting your determination that you are not substantially dependent on any of these agreements or arrangements and that they are not required to be filed as exhibits.
Response:   Apart from the customary contractual documentation pertaining to each separately negotiated reinsurance transaction, OdysseyRe does not have any agreements or arrangements with these brokers.
Supplemental Information
Arrangements or Agreements with Brokers
     The Company’s Response stated that OdysseyRe had no agreements or arrangements with its five major reinsurance brokers other than the “customary contractual documentation pertaining to each separately negotiated reinsurance transaction.” Further clarification of the phrase, “customary contractual documentation,” was requested.
     The Company is a professional property and casualty reinsurer, and it assumes reinsurance business primarily through reinsurance brokers. The broker segment of the reinsurance market is a syndication market, i.e., each reinsurance contract opportunity is offered to, and ultimately placed with, multiple assuming reinsurers, who participate on the reinsurance contract.
     The offering package, which contains the underwriting information relating to the reinsurance contract opportunity and the proposed terms and conditions of the proposed transaction, is prepared by the reinsurance broker, who represents the ceding insurer. The proposed terms and conditions are set out in a term sheet, which is referred to as a “slip.” Typically, one of the terms included in the slip is the brokerage amount to be paid to the reinsurance broker by the reinsurer, which must be agreed to by the reinsurer in conjunction with its agreement to participate in the reinsurance contract opportunity. The amount of brokerage will vary, depending upon the reinsurance contract type, i.e., excess, quota share or catastrophe, but it generally falls within the ranges for each contract type that are then prevailing in the industry. The brokerage terms agreed upon between the broker and the reinsurer are recorded in the slip that is signed by the reinsurer, but such terms are not a part of the reinsurance contract or any other agreement relating to the reinsurance transaction.
     Reinsurance brokerage terms are agreed upon on a contract-by-contract basis. The Company has no broad or overarching agreements or arrangements with these five major reinsurance brokers or any other reinsurance brokers.
Five Major Reinsurance Brokers
     Further information was requested regarding the Company’s disclosure in its Form 10-K for the fiscal year ended December 31, 2006, that it relies on five reinsurance brokerage firms for 61.8% of its gross reinsurance premium.

     The Company believes that its business mix reflects current conditions in the reinsurance market. In recent years, the reinsurance market has become increasingly concentrated, as brokerage firms have consolidated or become marginalized. The ten largest firms control a substantial majority of the total market premium. Moreover, based upon survey information recently published by two recognized industry sources, Best’s Review1 and Business Insurance2, the five largest brokers — Aon, Guy Carpenter, Benfield, Willis and Towers Perrin — accounted for approximately 87.6% of the total revenue of the top ten brokers in 2006.
     These five brokerage firms are the firms that are referenced in the Company’s disclosure. In this context, the Company believes that its level of reliance on these five reinsurance brokerage firms is reasonable.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the opportunity to respond to the comments of the Staff, and will be pleased to address any further questions the Staff may have.

Very truly yours,
/s/ Donald L. Smith
Donald L. Smith
Senior Vice President, General Counsel and Corporate Secretary

cc: Christopher J. Cummings, Shearman & Sterling LLP

[1]	Best’s Review, August 1, 2007

[2]	Business Insurance, October 29, 2007

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